FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



For the month of March, 2004
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Commission File Number     0-29546
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                           America Mineral Fields Inc.
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                 (Translation of registrant's name into English)

         St. George's House, 15 Hanover Square, London, England W1S 1HS
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F   X       Form 40-F
                                         ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No  X
                                      ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

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NEWS RELEASE                                              [COMPANY LOGO OMITTED]

                                                      St. George's House
                                                      15 Hanover Square
                                                      London W1S 1HS
                                                      England
                                                      Tel: ++ 44 (0)20-7355-3552
                                                      Fax: ++ 44-(0)20-7355-3554
                                                      Website:www.am-min.com
                                                      Email: london@am-min.com

For Release on March 16th 2004

                  PRESIDENTIAL DECREE RECEIVED ON FORMATION OF
                            KOLWEZI OPERATING COMPANY

LONDON, U.K. (March 16th, 2004) America Mineral Fields Inc. (TSX: AMZ, AIM: AMF) ("AMF") announced that His Excellency President Joseph Kabila of the Democratic Republic of Congo ("DRC") has today signed Presidential Decree No. 04/020, approving the incorporation of Kingamyambo Musonoi Tailings SARL ("KMT"), the Congolese operating company that will hold the Kolwezi Tailings Exploitation Permit. This decree was issued following the Council of Ministers approval granted on Friday, 12th March 2004.

"Receipt of the Presidential Decree is the key element that will now enable the Kolwezi project to advance rapidly towards development and operating status," said Tim Read, President & CEO, AMF. "This is the culmination of extensive negotiations over a five year period and we will now proceed over the coming days to sign a Contract of Association, and complete the transfer of ownership of the Kolwezi tailings to KMT. Once this is done, we will make the initial payment of US$5 million to La Generale des Carrieres et des Mines ("Gecamines"), the state mining company. Immediately thereafter, we will commence the final phase of the bankable feasibility study, the environmental and social impact assessment and arrange the financing of the project.

"This is a very exciting time for AMF. It also confirms the positive outlook for investment opportunities in the DRC, as well as giving other foreign companies confidence in the fiscal and legal security of the DRC's new Mining Code."

Congo Mineral Developments ("CMD"), AMF's 100% owned subsidiary, will own 82.5% of KMT, with Gecamines and the Government of the DRC owning 12.5% and 5%, respectively. Two payments totalling US$15 million will be made by KMT to Gecamines as consideration for the tailings and the rights to exploit them. The first instalment of US$5 million will be made at the time of the transfer of the mining rights and the second instalment of US$10 million will be at the time of the project financing closing.

In addition Gecamines will be entitled to a further profit participation in circumstances of an elevated cobalt price. KMT's initial payment to Gecamines will be financed by a shareholder loan from CMD.

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About the Kolwezi Project

AMF's Kolwezi Project consists of two dams containing 112.8 million tonnes of oxide tailings, grading 1.49% copper and 0.32% cobalt, as determined by Dr. Isobel Clark of Geostokos Limited. This resource has the potential to host one of the world's largest and lowest cost cobalt producers. At a conceptual annual output of 42,000 tonnes of copper and 7,000 tonnes of cobalt, the project would have an operating life of 38 years. Such a project would generate significant tax and foreign exchange earnings, as well as providing local employment and contributing to the revival of the DRC's copper belt infrastructure.

About America Mineral Fields

America Mineral Fields Inc. is an international mining company listed on the Toronto Stock Exchange under the symbol "AMZ" and on the Alternative Investment Market of the London Stock Exchange under the symbol "AMF". AMF is currently developing several mineral assets in Central Africa, including the Kolwezi cobalt/copper tailings project and the Kipushi zinc mine in the DRC, and the Cuango River diamond project in Angola. AMF's growth strategy emphasizes the creation of shareholder value through the development of world-class resources in stable or stabilizing political environments.

Contact Us

London                                      North America
Tim Read - Chief Executive Officer          Martti Kangas - The Equicom Group
Telephone: +44-20-7355-3552                 Telephone:        +1-416-815-0700 x. 243
Facsimile:   +44-20-7355-3554                                 +1-800-385-5451 (toll free)
E-mail:       London@am-min.com             Facsimile:        +1-416-815-0080
                                            E-mail:            mkangas@equicomgroup.com

Simon Robinson / Justine Howarth
Parkgreen Communications
Telephone: +44-20-7493 3713
Facsimile:  +44-20-7491 3936
justine.howarth@parkgreenmedia.com

This News Release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 concerning the Company's plans for its principal properties in the Democratic Republic of Congo ("DRC"), and the discussion of the political situation and potential international investment in the DRC. These forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to political risks involving the Company's operations in the DRC and the policies of other nations and organizations towards companies doing business in such jurisdictions, the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations, the inability or failure to obtain adequate financing on a timely basis and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended October 31, 2002 and Reports on Form 6-K filed with the Securities and Exchange Commission.

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                  America Mineral Fields Inc.
                                                  (Registrant)

Date March 16, 2004                      By:      /S/ "Paul C. MacNeill"
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                                                  (Print) Name: Paul C. MacNeill
                                                  Title: Director